February 1, 2010

Susan S. Rhee, Esq.
Senior Vice President
JNL Series Trust
c/o Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

> Re: JNL Series Trust
>   Form N-1A, Post-Effective Amendment No. 74
>   File Nos. 33-87244, 811-8894

Dear Ms. Rhee:

We have reviewed the above-referenced post-effective amendment (PEA) which the Commission received on December 18, 2009. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the PEA.

1. General Comments

a. Although the funds in the JNL Series Trust (Trust) may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Trust will post its proxy materials on the internet as required by the Rule. *See* Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). *See also*, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

b. Please include the legend required by Rule 498 (b)(1)(v) at the beginning of each summary prospectus. *See* 17 C.F.R. sec. 230. 498(b)(1)(v).

c. For all funds in the Trust, please retitle the caption "12b-1 Fee" to conform with the caption set forth in Item 3 of Form N-1A.

d. For all funds in the Trust, please delete the third sentence of the Expense Example preamble. *See* Form N-1A, Item 3.

e. For all funds in the Trust, please confirm supplementally that no updated performance information will be made available or if the Trust is planning to do so, provide additional information in the prospectus as to how that updated information may be obtained. *See* Form N-1A, Item 4(b)(2)(i).

f. As to feeder funds (*e.g.*, American Funds Blue Chip Income and Growth Fund), please relocate the first sentence of the footnote following the performance table to the narrative preceding the table and include a statement that information regarding the actual performance of the fund will be made available in the summary prospectus for that fund in the future. Please also remove the rest of that footnote as redundant to the same information provided in the narrative preceding the table. *See* Form N-1A, Item 4(b)(2).

g. For the American Funds Blue Chip Income and Growth Fund and any other funds with similar disclosure, please relocate information regarding the indices to the narrative preceding the performance table. The information provided with respect to several indices (*e.g.*, being unmanaged, including dividends, excluding sales taxes, inability to invest in the index, etc.), other than noting the composition of the index, should be deleted. *See* Form N-1A, Item 4(b)(2).

h. The narrative description prior to the performance bar chart for several funds (*e.g.*, AIM International Growth Fund) includes disclosure noting when the current adviser or sub-adviser has been serving in that capacity for periods less than those used for the bar chart. Please delete this disclosure as it is not permitted by Item 4 of Form N-1A. Instead, please consider revising the performance data for these funds in accordance with Instruction 4 of Item 4(b)(2) of Form N-1A.

i. Certain funds (*e.g.*, AIM Large Cap Growth Fund) present performance data for the life of the fund where that is less than ten years and note the fund's inception date in a footnote. Please move this description to the narrative preceding the chart and table. *See* Form N-1A, Item 4(b)(2), Instruction 2(b).

j. For all funds that have no acquired fund fees and expenses line, please confirm supplementally that none of those funds have any acquired fund fees and expenses in excess of one basis point as per Item 3, Instruction 3(f)(i) of Form N-1A.

k. Please make conforming changes throughout the prospectus, as applicable. Wherever a comment has applicability to several funds in the Trust, please identify the prospectus for each fund where a change was made in response to these comments.

2. Cover Page

a. Please confirm that the fund name on the front cover page of the filing is and will continue to be the same as the EDGAR identifiers associated with the prospectus.

b. Please explain to staff the purpose of the disclosure at the bottom of the cover page continuing onto the next page regarding the JNL/Mellon Capital Management International Index Fund.

3. Master-Feeder Structure (p. 6s)

Please remove the page long section regarding the Master Feeder structure from the beginning of the prospectus. It is acceptable, however, to note in the cover page that certain of the funds utilize a master feeder structure.

4. Summary Overview – JNL/American Funds Blue Chip Income and Growth Fund (pp. 7s-9s)

a. Please consistently refer to this fund as a Feeder Fund, in particular in footnote 1. *See* Form N-1A, Item 2, Instruction 1(d)(ii). This comment applies to all six JNL/American Feeder Funds.

b. Please confirm to staff that there are no breakpoint discounts to disclose pursuant to Item 3 of Form N-1A. This comment applies to all Feeder Funds as well as to all other funds of the Trust.

c. In the second column on page 7s, the paragraph above the Expense Example discloses fees and expenses at the Master Fund level for Class 1 shares. Please explain to staff the basis for including this disclosure in the summary. This comment applies to all Feeder Funds.

d. Please clarify whether fee waiver/ reimbursement arrangements are reflected in the example and if so that such waivers are reflected only for the length of the waiver. This comment applies to all six JNL/American Feeder Funds.

e. Please provide updated portfolio turnover information and total return information for staff review at p. 8s. This comment applies to all six Feeder Funds.

f. In the principal investment strategies section please describe the significance of "Class 1" shares of the Master Fund. This comment applies to all six Feeder Funds.

g. In the principal risks section of the summary at page 8s, please more fully describe derivatives risk and foreign securities risk and revise the "Principal Strategies" section to note derivatives as a principal strategy. This comment applies to all Feeder Fund and fund summaries that include such risks.

h. Certain funds, including the Blue Chip Income and Growth Fund, have omitted the statement (or some modification thereof) required by Item 8 of Form N-1A. Please confirm to staff that these funds have done so because they (and all related companies) do not pay financial intermediaries for the sale of fund shares or related services. Alternatively please explain to staff how other language responsive to Item 8 has been included in the prospectus for these funds individually or the Trust as a whole.

5. Summary Overview – JNL/American Funds Global Bond Fund (pp. 10s-12s)

a. In the Principal Investment Strategies section on page 11s, please clarify the reference to "entities."

b. Please consider adding emerging market risk and liquidity risk given that this Feeder Fund indirectly invests in bonds issued by foreign entities as well as junk bonds as stated at page 11s. Please also add these risks as principal risks to the fuller description of risks later in the prospectus at page 7.

6. Summary Overview – JNL/American Funds Global Small Capitalization Fund (pp. 13s-15s)

a. Please include market risk in the risk summary on page 14s inasmuch as this Feeder Fund indirectly invests primarily in securities.

b. Please consider adding emerging market risk and liquidity risk given that this Feeder Fund indirectly invests in stocks of smaller companies from around the world as stated at page 14s. Please also add this risk as a principal risk to the fuller description of risks later in the prospectus at page 11.

c. Please delete the information regarding change in indices in the narrative following the performance table as it does not relate to an immediately preceding period. *See* Form N-1A, Item 4(b)(2), Instruction 2(e).

7. Summary Overview – JNL/American Funds International Fund (pp. 19s-21s)

Please include market risk in the principal risk summary on page 20s inasmuch as this Feeder Fund indirectly invests primarily in securities.

8. Summary Overview – JNL/American Funds New World Fund (pp. 22s-24s)

a. In the principal strategies section on page 23s, please identify lower rated bonds as "junk bonds" in the third paragraph. Please ensure that any first time reference in a summary prospectus for any other fund to fixed income securities rated below investment grade notes those securities as "junk bonds" (e.g., the Templeton Income Fund).

b. In the principal strategies section on page 23s, please clarify the reference to "qualified countries" in the second paragraph.

c. Please include market risk in the risk summary on page 23s inasmuch as this fund invests in securities.

Susan S. Rhee, Esq.
JNL Series Trust
February 1, 2010

    d. Inasmuch as the Master New World Fund may invest up to 25% of its assets in lower rated debt securities (as stated in the Statement of Additional Information (SAI) at page 30), please add the risks of lower rated bonds to the principal risks summary and to the fuller description of principal risks for this Feeder Fund at page 25.

    e. Please consider adding interest rate risk inasmuch as the Feeder Fund indirectly invests a substantial percentage of assets in debt securities.

    f. Please also consider adding liquidity risk given the riskier nature of the Feeder Fund's foreign investments as described on page 23s.

    g. Please add these risks to the fuller description of principal risks later in the prospectus at page 24.

9. Summary Overview – JNL Institutional Alt 20 Fund (pp. 25s-26s)

    a. Please provide updated fee tables for staff review and confirm to staff that fee waiver/reimbursement arrangements are not reflected in the annual fund operating expenses tables or in the examples. This comment applies to all of the remaining funds in the Trust.

    b. Please confirm to staff that there are no breakpoint discounts to disclose pursuant to Item 3 of Form N-1A. This comment applies to all funds in the Trust.

    c. Please provide updated portfolio turnover information and total return information for staff review at p. 25s. This comment applies to all funds in the Trust.

    d. Please clarify on page 26s whether the International and Alternative investment categories fall within the Non-Traditional Asset Classes. This comment applies to all of the JNL Institutional Alt Funds.

    e. Please provide updated performance for staff review including the bar chart. This comment applies to all funds in the Trust.

    f. The prospectus notes in the Principal Investment Strategies section that the fund invests in "Class A" shares of other funds. Please clarify what is intended by this phrase. This comment applies to the prospectus for each of the "Alt" funds.

    g. Please add (at page 26s) the statement required by Form N-1A, Item 4(b)(2) that explains the variability of the fund's returns. This comment applies to all remaining funds in the Trust.

    h. Please confirm that Class A is the only class of this fund available to investors. This comment applies to all of the JNL Institutional Alt Funds.

i. Please explain to staff the derivation of the numbers in the names of the JNL Institutional Alt Funds (maximum percentage to be invested in traditional equity securities?) and consider adding such disclosure either in the summaries or fuller descriptions of those funds.

j. Funds that invest in other funds must disclose in the principal strategies section those principal strategies of the underlying fund that, in aggregation, are principal strategies for the fund that invests in them, and must identify the principal risks those strategies entail. Please revise the prospectus accordingly. This comment applies to the prospectus for each of the "Alt" funds and any other fund of funds (*e.g.*, the Founding Strategy Fund).

10. Summary Overview – JNL/AIM Global Real Estate Fund (33s-35s)

Please confirm to staff that the new name for this fund comports with Rule 35d-1, 17 C.F.R. sec. 270.35d-1. This comment applies to all funds in the Trust that reflect name changes in this prospectus.

11. Summary Overview – JNL/AIM International Growth Fund (pp. 36s-38s)

a. Please disclose the risk of derivatives inasmuch as investment in derivative securities is listed as a principal investment strategy on page 36s. Please make a conforming change in the fuller description of this fund's principal risks later in the prospectus at page 54.

b. The prospectus notes that the fund focuses on earnings growth as a factor in investing. Please note the risk inherent in this approach, as is done with the Large Cap Growth Fund. Please also ensure that the prospectus for any fund with a particular investment style such as this (*e.g.*, the Templeton Mutual Shares Fund which focuses on value investing) notes the risk that that style of investment entails.

c. Separately, the prospectus includes the purchase of derivatives instruments as a principal strategy. Please identify the associated risk in the Principal Risks section. Please also ensure that the summary prospectus for each fund notes a principal risk for each strategy identified in the principal risk section.

12. Summary Overview – JNL/AIM Large Cap Growth Fund (pp. 39s-41s)

Please explain to staff why foreign securities risk has not been included in the principal risks summary on pp. 39s-40s inasmuch as the fund invests a significant percentage of its assets in foreign securities and in addition foreign securities risk is listed as a principal risk in the description of this fund on page 57. Please revise the risk summary and please confirm to staff that all risk summaries in the summary overview section list all principal risks included in the fuller descriptions of the funds later in the prospectus.

13. Summary Overview - JNL/AIM Small Cap Growth Fund (pp. 42s-44s)

The prospectus lists investments in debt securities as a principal strategy. Please include interest rate risk and credit risk as principal risks, as is done with the Global Balanced Fund.

14. Summary Overview – JNL/Credit Suisse Long/Short Fund (pp. 58s-60s)

Please put the first and last sentences of the second paragraph of the principal investment strategies section (on page 59s) into plain English. Please correct the typographical error in the preceding paragraph.

15. Summary Overview - JNL/AIM Capital Guardian Global Diversified Fund (pp. 49s-51s)

The prospectus notes that the fund may invest in debt securities. Please include credit risk, interest risk and liquidity risk as principal risks.

16. Summary Overview - JNL/Credit Suisse Commodities Securities Fund (pp. 55s-57s)

The prospectus notes that the fund will focus its investments in securities of issuers in business focused in particular industries, including fixed income securities. Please include the sector risk associated with this focus. Please also include credit risk, interest rate risk, and liquidity risk as principal risks. This comment applies to any other fund for which investments in fixed income securities is a principal investment strategy but whose summary prospectus omits the commensurate or some of the commensurate risks in the principal risks section (*e.g.*, the Global Growth Fund).

17. Summary Overview - JNL/Franklin Templeton Small Cap Growth Fund (pp. 75s-77s)

The prospectus notes that the fund will normally invest in companies having a market capitalization of $5 billion or less. Please include investment risk associated with this focus. This comment also applies to other fund prospectuses that omit the investment risk of focusing on securities of issuers having a specified market capitalization size (*e.g.*, Eagle Core Equity Fund).

18. Summary Overview - JNL/Ivy Asset Strategy Fund (pp. 93s-95s)

The prospectus notes that the fund will allocate assets in instruments of issuers "located around the world." Please clarify supplementally whether this includes issuers in emerging markets. If so, please revise the principal risks section to include the risk of such investments.

19. Summary Overview - JNL/JP Morgan U.S. Government & Quality Bond Fund
(pp. 101s-103s)

The prospectus notes that the fund may invest in mortgage backed securities. Please identify the risks of such investments (separate from the fact that repayment may depend solely on the credit of the issuer, as is currently stated), and ensure that the response to Item 9 provides fuller detail.

20. Summary Overview - JNL/M&G Global Basics Fund (pp. 110s-112s)

Please clarify the basis for use of the word "Global" in the name of the fund.

21. Summary Overview – JNL/M&G Global Leaders Fund (pp. 113s-115s)

In the principal investments strategies section (on page 113s), please clarify the phrase "companies at the forefront of creating value for shareholders" at the end of the first sentence.

22. Summary Overview - JNL/Mellon Capital Management European 50 Fund
(pp. 120s-122s)

The prospectus lists a buy and hold strategy and lists a corresponding principal risk of Limited Management, Trading Cost, and Rebalance Risk, which mentions the possibility of higher transaction costs. Please clarify supplementally how this strategy leads to those costs. This comment applies to all funds that note this risk as a principal risk.

23. Summary Overview – JNL/Mellon Capital Management S&P 500 Index Fund
(pp. 126s-128s)

In the principal strategies on page 126s, please clarify the reference to "target index" as used in the second to the last sentence of the first paragraph of that section.

24. Summary Overview – JNL/Mellon Capital Management S&P 500 Index Fund
(pp. 129s-131s)

In the principal strategies on page 129s, please clarify the reference to "target index" as used in the third sentence from the end of the first paragraph of that section.

25. Summary Overview – JNL/Mellon Capital Management Bond Index Fund
(pp. 138s-140s)

In the principal strategies on page 138s, please clarify the reference to "summary characteristics" as used in the first sentence of this section.

26. Summary Overview – JNL/Mellon Capital Management Global Alpha Fund
    (pp. 141s-142s)

Given the principal investment strategies for this fund as described on page 141s, please clarify supplementally why the risks listed as non-principal risks for this fund on pp. 186-187 are not principal risks and listed as such in the summary, *e.g.*, foreign securities risk, credit risk, currency risk, interest rate risk. Please also clarify supplementally why management risk is not a principal risk for an "alpha" fund.

27. Summary Overview – JNL/Oppenheimer Global Growth Fund (pp. 143s-145s)

Given that the fund invests primarily in common stocks, please clarify supplementally why market risk listed as a non-principal risk for this fund on page 192 is not a principal risk and listed as such in the summary.

28. Summary Overview – JNL/PAM Asia ex-Japan Fund (pp. 146s-148s)

Given that the fund invests primarily in equities and equity-related securities, please clarify supplementally why market risk and bond related risks listed as non-principal risks for this fund on page 195 are not principal risks and listed as such in the summary.

29. Summary Overview – JNL/PAM China-India Fund (pp. 149s-151s)

Given that the fund invests primarily in equities and equity-related securities, please clarify supplementally why market risk and bond related risks listed as non-principal risks for this fund on pp. 199-201 are not principal risks and listed as such in the summary.

30. Summary Overview – JNL/PIMCO Real Return Fund (pp. 152s-154s)

Given the principal investment strategies for this fund as described on page 141s, please clarify supplementally why certain risks listed as non-principal risks for this fund on pp. 204-205 are not principal risks and listed as such in the summary, *e.g.*, foreign securities risk, credit risk, currency risk, interest rate risk.

31. Summary Overview – JNL/PIMCO Real Bond Fund (pp. 155s-157s)

Given the principal investment strategies for this fund as described on pp. 155s-156s, please clarify supplementally why certain risks listed as non-principal risks for this fund on pp. 208-210 are not principal risks and listed as such in the summary, *e.g.*, foreign securities risk, credit risk, currency risk.

32. Summary Overview – JNL/PPM America Value Equity Fund (pp. 167s-169s)

Given that the fund invests primarily in equities and equity securities, please clarify supplementally why market risk listed as a non-principal risk for this fund on page 222 is not a principal risk and listed as such in the summary.

33. Summary Overview – JNL/Select Value Fund (pp. 179s-181s)

Given that the fund invests primarily in common stock, please clarify supplementally why market risk listed as a non-principal risk for this fund on page 236 is not a principal risk and listed as such in the summary.

34. Summary Overview – JNL/T. Rowe Price Established Growth Fund (pp. 182s-184s)

Given that the fund invests primarily in common stock, please clarify supplementally why market risk listed as a non-principal risk for this fund on page 238 is not a principal risk and listed as such in the summary. Please also consider whether risks associated with futures and options should be listed as principal risks inasmuch as investments in futures and options are listed in the principal strategies section.

35. Summary Overview – JNL/S&P Competitive Advantage Fund (pp. 195s-197s)

Given that the fund invests primarily in common stock of certain companies, please clarify supplementally why market risk and company risk listed as non-principal risks for this fund on page 252 are not principal risks and listed as such in the summary.

36. Summary Overview – JNL/S&P Dividend Income and Growth Fund (pp. 198s-200s)

Given that the fund invests primarily in common stock of certain companies, please clarify supplementally why market risk and company risk listed as non-principal risks for this fund on page 255 are not principal risks and listed as such in the summary.

37. Summary Overview – JNL/S&P Intrinsic Value Fund (pp. 201s-203s)

Given that the fund invests primarily in common stock of certain companies, please clarify supplementally why market risk and company risk listed as non-principal risks for this fund on page 258 are not principal risks and listed as such in the summary.

38. Summary Overview – JNL/S&P Total Yield Fund (pp. 204s-206s)

Given that the fund invests primarily in common stock of certain companies, please clarify supplementally why market risk and company risk listed as non-principal risks for this fund on page 261 are not principal risks and listed as such in the summary.

39. Summary Overview – JNL/S&P Managed Conservative Fund (pp. 209s-210s)

a. The prospectus lists entries for two broad based indices in the performance table and then discloses separately that a portion of the fund's return is "benchmarked" to one of the indices and the other portion is benchmarked to the other index. It is unclear whether the actual data for the index entries in the table will display the actual performance for that index and, if so, what the following disclosure is intended to convey. Please clarify this supplementally. This comment applies as well to certain other asset allocation funds (*e.g.*, the Managed Moderate Fund).

b. The narrative before the table separately notes that the fund recently acquired another fund. Please delete this disclosure as it is not permitted by Form N-1A. This comment applies as well to certain other asset allocation funds (*e.g.*, the Managed Moderate Fund).

40. JNL/American Funds Blue Chip Income and Growth Fund
    (non-summary disclosure for new Feeder Fund) (pp. 2-5)

a. Please identify this fund as a Feeder Fund and disclose that the Feeder Fund invests in Class 1 shares of the Master Fund and describe the significance of the Class 1 shares. This comment applies to the fuller non-summary disclosure for all Feeder Funds.

b. Please disclose in the discussion of manager-of-managers relief at page 4 that advisory agreements with affiliates still require shareholder approval. This comment applies to all funds in the Trust that include this disclosure.

c. Please state that should the Feeder Fund withdraw its entire investment from its corresponding Master Fund as stated at page 4, the Trust will obtain any necessary regulatory approvals and file any necessary disclosure documents with the Commission. This comment applies to all Feeder Funds.

d. Please clarify (at page 5) Mr. Dunton's, Mr. Sappenfield's, Mr. Buchbinder's and Mr. Lovelace's business experience for the last five years. *See* Form N-1A, Item 10(a)(2). Please make the same revision to the disclosure for each fund that describes these portfolio managers' business experience.

41. JNL/American Funds Global Bond Fund
    (non-summary disclosure for new Feeder Fund) (pp. 6-10)

a. In the Principal Investment Strategies section on page 6, please clarify the reference to "entities."

b. Please clarify (at page 10) Mr. Dalzell's, Mr. Hogh's, and Mr. Mulally's business experience for the last five years. *See* Form N-1A, Item 10(a)(2). Please make the same revision to the disclosure for each fund that describes these portfolio managers' business experience.

42. JNL/American Funds Global Small Capitalization Fund
     (non-summary disclosure for new Feeder Fund) (pp. 11-14)

        Please clarify (at page 14) Mr. Crawford's, Mr. Denning's, Mr. Frank's and Mr. La's business experience for the last five years. *See* Form N-1A, Item 10(a)(2). Please make the same revision to the disclosure for each fund that describes these portfolio managers' business experience.

43. JNL/American Funds Growth-Income Fund
     (non-summary disclosure for new Feeder Fund) (pp. 15-18)

        a. Please clarify (at pp. 18-19) Mr. Crawford's, Mr. Dunton's, Mr. Frank's, Mr. Huntington's, Mr. O'Neal's, Mr. Sappenfield's, and Mr. Yolles's business experience for the last five years. *See* Form N-1A, Item 10(a)(2). Please make the same revision to the disclosure for each fund that describes these portfolio managers' business experience.

        b. The disclosure on page 16 for the Growth-Income Fund responding to the requirements of Item 9 as to principal risks lists a risk, *i.e.*, emerging markets risk, that is not identified in the summary prospectus. Please revise the prospectus accordingly and ensure that the identification of principal risks made in the summary prospectus for each fund corresponds to the description of principal risks provided in response to Item 9.

44. JNL/American Funds International Fund
     (non-summary disclosure for new Feeder Fund) (pp. 20-23)

        a. In the principal investment strategies section on page 20, please disclose with some greater specificity how the adviser decides which securities to buy and sell. *See* Form N-1A, Item 9(b)(2).

        b. Please clarify (at page 23) Mr. Lee's, Mr. Lyckeus's, and Mr. Thomsen's business experience for the last five years. *See* Form N-1A, Item 10(a)(2). Please make the same revision to the disclosure for each fund that describes these portfolio managers' business experience.

45. JNL/American Funds New World Fund
     (non-summary disclosure for new Feeder Fund) (pp. 24-28)

        Please clarify (at page 28) Mr. Barclay's, Mr. Kawaja's, and Mr. Lovelace's business experience for the last five years. *See* Form N-1A, Item 10(a)(2). Please make the same revision to the disclosure for each fund that describes these portfolio managers' business experience.

46. Financial Highlights (p. 329)

In the introductory paragraph, please add a statement that if charges imposed under a variable insurance contract were reflected, returns would be lower.

47. Statement of Additional Information (SAI)

a. Please provide updated portfolio manager disclosure (at pp. 83-151 of the SAI) for staff review.

b. With respect to the portfolio holdings disclosure at pp. 179-182 of the SAI, please clarify the placement of the starred footnote on page 180.

c. Please add the proxy voting disclosure required by Form N-1A, Item 17(f) including how the information regarding how the Trust voted proxies during the most recent 12 month period is available. The disclosure on pp. 189-190 of the SAI appears incomplete.

d. The disclosure of proxy voting for Feeder Funds as described at the bottom of page 189 of the SAI seems incomplete as well. Please add disclosure responsive to Item 17(f) of Form N-1A.

48. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this PEA. Where required by Item 28 of Form N-1A, please file actual agreements as opposed to "form of" agreements, *e.g.*, advisory agreements and underwriting contracts and reinsurance contracts. If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

49. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

Susan S. Rhee, Esq.
JNL Series Trust
February 1, 2010

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

****

Please respond to these comments with a letter to me and a revised post-effective amendment to the registration statement. If you believe that you do not need to change the post-effective amendment in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the post-effective amendment, it will be reviewed further after you respond to our comments. Therefore, we reserve the right to comment further on the post-effective amendment.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products